Exhibit (a)(5)(C)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

STEPHEN BUSHANSKY, On Behalf of	)
Himself and All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No.
v.	)
CAFEPRESS INC., FRED E. DURHAM, III,	)	JURY TRIAL DEMANDED
ANTHONY C. ALLEN, MARY ANN	)
ARICO, KENNETH T. MCBRIDE and	)	CLASS ACTION
ALAN B. HOWE,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

Plaintiff Stephen Bushansky (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of CafePress Inc. (“CafePress” or the “Company”) against CafePress and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which CafePress will be acquired by

Snapfish, LLC (“Snapfish”) through its wholly owned subsidiary Snapfish Merger Sub, Inc. (“Merger Sub”) (the “Proposed Transaction”).

2. On September 28, 2018, CafePress and Snapfish issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell CafePress to Snapfish. Pursuant to the terms of the Merger Agreement, on October 12, 2018, Merger Sub commenced the Tender Offer to purchase all outstanding shares of CafePress for $1.48 in cash per share of CafePress common stock (the “Offer Price”). The Tender Offer is scheduled to expire at midnight, New York time, on November 8, 2018.

3. On October 12, 2018, defendants filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that CafePress stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) the background leading to the Proposed Transaction; (ii) potential conflicts of interest faced by Company insiders; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Needham & Company, LLC (“Needham”). The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as CafePress stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4. In short, the Proposed Transaction will unlawfully divest CafePress’ public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’

Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a common stockholder of CafePress.

9. Defendant CafePress is a Delaware corporation and maintains its principal executive offices at 11909 Shelbyville Road, Louisville, Kentucky 40243. Founded in 1999, CafePress is the recognized pioneer of customizable products. Its global online platform enables people to express themselves through engaging community generated designs and licensed and personalized one-of-a-kind products. CafePress’ common stock is traded on the NASDAQ Global Market under the ticker symbol “PRSS.”

10. Defendant Fred E. Durham, III (“Durham”) is a Co-Founder, Chairman of the

Board and Chief Executive Officer (“CEO”) of the Company and has been a director of the Company since August 1999. Defendant Durham previously served as CEO and Chief Product Officer of the Company from 1999 to 2011 and returned to his leadership role as CEO in August 2014.

11. Defendant Anthony C. Allen (“Allen”) has been a director of CafePress since May 2015.

12. Defendant Mary Ann Arico (“Arico”) has been a director of CafePress since July 2016.

13. Defendant Kenneth T. McBride (“McBride”) has been a director of CafePress since May 2015.

14. Defendant Alan B. Howe (“Howe”) has been a director of CafePress since February 2018.

15. Defendants Durham, Allen, Arico, McBride and Howe are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

16. Snapfish is a California limited liability company headquartered in San Francisco, California. Founded in 1999, Snapfish is the leader in online photo printing services providing high-quality photo products to consumers looking for great value and selection. The company operates in multiple countries around the world and supports blue-chip companies’ photo efforts.

17. Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Snapfish.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own CafePress common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

20. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of October 1, 2018, there were 17,157,334 shares of Company common stock outstanding. All members of the Class may be identified from records maintained by CafePress or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

21. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a) Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b) Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c) Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d) Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

22. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

24. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background

25. CafePress, founded in 1999, is an online retailer of stock and user-customized on demand products. The Company is a leading provider of personalized products offering a wide variety of expressive gifts and accessories, including t-shirts and apparel, mugs and drinkware and home goods such as custom shower curtains and bed coverings. CafePress conducts most of its business on its primary United States-based domain, CafePress.com, and operates CafePress branded websites for markets in the United Kingdom, Canada and Australia. The Company also sells CafePress branded products in the United States and various locations in Europe through its online retail partners such as Amazon and Walmart.

26. Most of the Company’s net revenue is generated from sales of customized products through its e-commerce websites (collectively referred to as “CafePress.com”),

associated Retail Partner Channel or through storefronts hosted by CafePress. In addition, the Company generates limited revenue from third-party printing and fulfillment services.

27. On May 2, 2018, the Company issued a press release announcing its first quarter 2018 financial results and actions to drive the Company’s performance, with defendant Durham commenting:

As previously stated, our top priority is to return to profitability and begin generating positive cash flow. During the first quarter, we took actions to simplify the organization and drive business performance that served to reduce normalized, annual fixed costs and software development spend by $7 million. In addition, we made significant progress toward completing the modernization of CafePress.com and demolishing the old site and are pleased to announce that we achieved another critical milestone during April, having released the new search pages to our primary, US domain. These new search pages are designed to improve the search engine optimization and regain revenue lost from lower traffic related to changes in search engine algorithms beginning in the second quarter of 2017.

Growth in the Retail Partner Channel continued within the quarter as we benefited from international expansion and the catalog build out of Walmart.com. During April, we began taking orders through our newest partner, eBay, and expect that the product catalog build out during 2018 will drive future growth.

28. On July 31, 2018, the Company issued a press release announcing its second quarter 2018 financial results. Defendant Durham commented on the positive impact to the Company from the actions the Company had taken in the first quarter to improve its performance, stating:

The actions we took in the first quarter to drive business performance and return to profitability are positively impacting results. During the second quarter, we experienced higher gross margins, a reduction in net loss and positive Adjusted EBITDA. In addition, we made significant progress toward completing the modernization of CafePress.com and demolishing the old site. Although we continue to experience lower traffic and revenue through CafePress.com, we are seeing improved crawling and indexing rates on our US domain and a slow, sequential rebound in traffic. We continue to believe the new, modern website will ultimately result in improved search engine optimization and the return of revenue lost from lower traffic. Our Board of Directors and management team consistent with its fiduciary duty continues to carefully consider all options to enhance shareholder value.

Growth in the Retail Partner Channel continued within the quarter as we benefited from both domestic and international expansion and the catalog build out of Walmart.com and eBay. We anticipate continued growth in retail partner channels as we build out existing channels and integrate new marketplaces.

The Sale Process

29. In connection with its ongoing review of potential strategic opportunities, CafePress’s Board retained Needham in March 2018 to serve as its financial advisor to, among other things, help it explore strategic alternatives and work with management to identify a list of parties that might be interested in pursuing a potential strategic transaction.

30. During the period from April 5, 2018 to June 20, 2018, the Company entered into a Form Confidentiality Agreement with each of District Photo, an affiliate of Snapfish, Company B (a strategic party), Company C (a financial sponsor), Company D (a financial sponsor), Company E (a strategic party), Company F (a strategic party), Company G (a financial sponsor), Company H (a strategic party), Company I (a strategic party), Company J (a strategic party), Company K (a strategic party), Company L (a financial sponsor) and Company M (a strategic party).

31. As a result of the sale process, the Company received indications of interest from Company A, Company H and Snapfish.

32. On July 31, 2018, Snapfish submitted an indication of interest to acquire all of the outstanding common stock of CafePress in an all-cash transaction for an aggregate purchase price of $25 million, which represented approximately $1.39 per share. The indication of interest also included a 90-day exclusivity period.

33. On August 16, 2018, the Company and Snapfish entered into an Exclusivity

Agreement.

34. On September 14, 2018, Snapfish proposed to acquire all of the outstanding common stock of CafePress at a price of $1.50 per share in cash. That same day, the Company agreed to extend the exclusivity period to October 5, 2018.

35. After negotiations during the exclusivity period, on September 26, 2018, Jasbir Patel (“Patel”), CEO of Snapfish, advised Needham that Snapfish was tentatively prepared to sign a definitive agreement with CafePress at a price of $1.48 in cash per share if the parties could agree on final outstanding issues, which included the treatment of unvested equity awards and certain representations and warranties.

36. Thereafter, on September 27, 2018, the Board met and considered the Proposed Transaction and Needham rendered its fairness opinion. The Board approved the Merger Agreement and the Proposed Transaction. The parties subsequently executed the Merger Agreement.

The Proposed Transaction

37. On September 28, 2018, CafePress issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

SAN FRANCISCO and LOUISVILLE, Ky., Sept. 28, 2018 — To expand its photo and non-photo product offerings, Snapfish, LLC (“Snapfish”) the premier personalized photo service and CafePress (NASDAQ:PRSS), a leading retailer of engaging merchandise and personalized gifts, today announced that they have entered into an Agreement and Plan of Merger pursuant to which Snapfish would acquire CafePress. Under the terms of the agreement, which was approved by the Boards of Directors of both companies, a subsidiary of Snapfish will commence a tender offer for all the outstanding shares of CafePress common stock. The acquisition would create a combined platform of photo and non-photo-based products that would produce hundreds of thousands of personalized products for consumers globally.

“We are looking forward to welcoming CafePress and its employees into the Snapfish organization and working with them during the next phases of each company’s evolution,” said Jasbir Patel, CEO of Snapfish. “Since its beginning in

1999, CafePress has been a leader in print-on-demand, personalized and custom merchandise because of its design community and best-in-class manufacturing capabilities. We look forward to leveraging CafePress’ highly efficient and innovative manufacturing process to further enhance our manufacturing capabilities. We are excited to combine our efforts to provide our customers more options and more value.”

“Today marks a critical turning point in our pursuit to return CafePress to its market leading position in the personalized and expressive gift category. We are excited about the opportunity to accelerate growth by leveraging our content portfolio across Snapfish’s distribution channels,” said Fred Durham, founder and CEO of CafePress, Inc. “We take great pride in being the pioneer of offering personalized and custom merchandise to consumers and believe this transaction provides an opportunity to further our leading position as well as return value to our stockholders.”

The transaction is expected to provide additional scale to two companies with almost 40 years of combined experience in the photo and personalization space. The transaction, once closed, would enable Snapfish to access over one billion content items, and a massive array of designs that are crowdsourced from a global community of more than two million independent designers. The transaction is also expected to bring partnerships to Snapfish with major entertainment properties. Additionally, following the closing of the transaction, CafePress would have access to additional manufacturing, marketing, and merchandising capabilities to expand its scope.

Snapfish has received Support Agreements from certain CafePress stockholders, directors and management totaling approximately 51% of the outstanding common stock of CafePress. The transaction is expected to close in early November and is subject to customary closing conditions, including the tender into the offer by CafePress stockholders of shares representing at least a majority of the outstanding common stock.

The Recommendation Statement Contains Material Misstatements or Omissions

38. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to CafePress’ stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in favor of the Proposed Transaction or seek appraisal.

39. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) the background leading to the Proposed Transaction; (ii) potential conflicts of interest faced by Company insiders; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Needham. Accordingly, CafePress stockholders are being asked to make a tender or appraisal decision in connection with the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning the Background Process of the Proposed Transaction

40. The Recommendation Statement omits material information relating to the sale process leading up to the Proposed Transaction.

41. In connection with CafePress’ outreach to potentially interested parties, the Recommendation Statement sets forth that:

During the period from April 16, 2018 to May 30, 2018, the Company entered into a Form Confidentiality Agreement with each of Company B (a strategic party), Company C (a financial sponsor), Company D (a financial sponsor), Company E (a strategic party), Company F (a strategic party), Company G (a financial sponsor), Company H (a strategic party), Company I (a strategic party), Company J (a strategic party), Company K (a strategic party) and Company L (a financial sponsor).

Recommendation Statement at 15. The Recommendation Statement further discloses that “[o]n June 20, 2018, CafePress executed a Form Confidentiality Agreement with Company M, a strategic party . . . .” Id. at 17. Yet, the Recommendation Statement fails to disclose whether the confidentiality agreements CafePress entered into with these 12 bidders include standstill provisions that are still in effect and/or contain “don’t-ask-don’t-waive” (“DADW”) standstill provisions that are presently precluding either of these prospective bidders from making a topping bid for the Company.

42. The disclosure of the terms of the standstill provisions in the confidentiality agreements CafePress entered into with potential buyers is crucial to CafePress stockholders being fully informed of whether their fiduciaries have put in place restrictive devices to foreclose a topping bid for the Company.

43. The omission of this information renders the statements in the “Background of the Transactions” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

44. The Recommendation Statement fails to disclose material information concerning the potential conflicts of interest faced by CafePress insiders.

45. The Recommendation Statement sets forth that:

Although it is possible that certain CafePress employees will enter into arrangements with Parent or its affiliates regarding employment, compensation or benefits prior to consummation of the Transactions, no such arrangements have been entered into by the CafePress executive officers or directors as of the date of this Solicitation/Recommendation Statement.

Recommendation Statement at 11. Yet, the September 28, 2018 joint press release announcing the Proposed Transaction quoted Snapfish CEO Patel as stating: “We are looking forward to welcoming CafePress and its employees into the Snapfish organization and working with them during the next phases of each company’s evolution . . . .” The Recommendation Statement, however, fails to disclose the details of all employment and retention-related discussions and negotiations that occurred between Snapfish and CafePress executive officers, including who participated in all such communications, when they occurred and their content, as well as whether any of Snapfish’s prior proposals or indications of interest mentioned management retention in the combined company.

46. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

47. The omission of this information renders the statements in the “Background of the Transactions” and “Compensation and Benefits of Continuing Employees” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Needham’s Financial Analyses

48. The Recommendation Statement describes Needham’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Needham’s fairness opinion and analyses fails to include key inputs and assumptions underlying the analyses. Without this information, as described below, CafePress’ public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Needham’s fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Needham’s stockholders.

49. With respect to Needham’s Discounted Cash Flow Analysis (“DCF”), the Recommendation Statement fails to disclose: (i) the unlevered free cash flows Needham utilized in its DCF calculation based on the sensitivities to the September Projections and the underlying line items; (ii) quantification on an implied per share basis of the impact of each of Needham’s respective sensitivity assumptions (iii) quantification of the inputs and the assumptions underlying the discount rates ranging from 22.0% to 26.0%; (iv) the implied perpetuity growth rate range resulting from the analysis; and (v) the Company’s net cash as of August 31, 2018, utilized by Needham in its analysis.

50. With respect to the Needham’s Selected Companies Analysis and Selected Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies and transactions observed by Needham in its respective analyses.

51. When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

52. The omission of this information renders the statements in the “Opinion of Needham & Company, LLC” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

53. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed tender or appraisal decision in connection with the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

53. Plaintiff repeats all previous allegations as if set forth in full.

54. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting CafePress stockholders to tender their shares in the Tender Offer.

55. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

56. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

57. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

58. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

59. Plaintiff repeats all previous allegations as if set forth in full.

60. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer commenced in conjunction with the Proposed Transaction.

61. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer commenced in conjunction with the Proposed Transaction.

62. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

63. Plaintiff repeats all previous allegations as if set forth in full.

64. The Individual Defendants acted as controlling persons of CafePress within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of CafePress and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

65. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

66. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

67. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

68. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of CafePress, and against defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: October 17, 2018	O’KELLY ERNST & JOYCE, LLC

	By	/s/ Ryan M. Ernst
Ryan M. Ernst (#4788)
OF COUNSEL:		901 N. Market St., Suite 1000
Wilmington, DE 19801
WEISSLAW LLP		Tel.: (302) 778-4000
Richard A. Acocelli		Email: rernst@oelegal.com
Michael A. Rogovin
Kelly K. Moran		Attorneys for Plaintiff
1500 Broadway, 16th Floor
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010